NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

To be held on October 2, 2012

and

MANAGEMENT INFORMATION CIRCULAR

August 30, 2012

Yukon-Nevada Gold Corp.
900-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada
Tel. : (604) 688-9427
Fax.: (604) 688-9426
E-mail: nicole@yngc.ca
Website: www.yukon-nevadagold.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Special General Meeting of Yukon-Nevada Gold Corp. (the “Company”) will be held at 800, 688 West Hastings Street, Vancouver, BC, V6B 1P1, on Tuesday, October 2, 2012 at 10:00 a.m. (local time) for the following purposes:

1.

To approve, by special resolution of the shareholders of the Company, the consolidation of all the issued and outstanding common shares of the Company on the basis of ten (10) old common shares for one (1) new common share, and further authorizing the directors in their sole discretion when and if to effect the consolidation, in each case without requirement for further approval, ratification or confirmation by shareholders, as more particularly described in the accompanying Information Circular

2.	To approve, with or without amendment, the following Special Resolutions:

	a.	the name of the Company be changed from “Yukon-Nevada Gold Corp.” to “Veris Gold Corp.”; and

	b.	the Notice of Articles of the Company be altered to reflect the change of name of the Company, so that it shall be in the form as filed with the Registrar of Companies;

3.	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions; and

4.	To transact such further or other business as may properly come before the meeting and any adjournment(s) thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to October 2, 2012 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on August 28, 2012 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 28th day of August, 2012.

BY ORDER OF THE BOARD
Yukon-Nevada Gold Corp.

“Shaun Heinrichs”
Shaun Heinrichs, Co-Chief Executive Officer

This Information Circular is furnished in connection with the solicitation of proxies by the management of Yukon-Nevada Gold Corp. (the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term “shareholder” as defined in the Business Corporations Act S.B.C. 2002, c.57 (the “Act”), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost.

APPOINTMENT OF PROXYHOLDER AND REVOCATION OF PROXIES

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”).

The persons named in the accompanying Form of Proxy are nominees of the Company's management. A Registered Shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

In such event, the shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification to the meeting. The completed proxy must be deposited at the office of Computershare Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time fixed for the meeting. The Chair of the Meeting may waive the proxy cutoff without notice.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. A Non-Registered Holder who receives a VIF cannot use the voting instruction form to vote shares directly at the Meeting. In order for a non-registered shareholder to vote his or her shares at the Meeting, the non-registered shareholder must write his or her name in the space provided on the VIF or using the internet and otherwise follow the instructions on the VIF. Alternatively, the non-registered shareholder can appoint another person (who does not have to be a shareholder) as his or her proxyholder to be vote his or her shares at the Meeting by writing the name of such person in the space provided on the voting instruction form or internet and otherwise follow the instructions on the voting instruction form. Your proxy appointment must be received prior to the proxy cut off date.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon:

(a)	any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year; and

(b)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares"), of which 996,801,669 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The Company’s directors fixed August 28, 2012 as the record date for the determination of the shareholders entitled to vote at the Special Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns or controls or directs, directly or indirectly voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set out below:

Name	No. of Shares	Percentage of Issued and Outstanding
Jean-Edgar de Trentinian	190,640,500(1)	19.1%
Sprott Asset Management (as Portfolio Manager)	118,727,834(2)	11.9%
Deutsche Bank	113,488,372 (2)	11.4%

(1)	189,480,500 of these shares are registered in the name of Orifer s.a., a private company controlled by Jean-Edgar de Trentinian, a director of the Company.
(2)	As at August 21, 2012.

PARTICULARS OF THE MATTERS TO BE ACTED UPON

Alteration of Share Capital and Name Change

At the Meeting the shareholders will be asked to consider, and the directors recommend the shareholders approve, a special resolution authorizing the directors of the Company to institute a consolidation of the Company’s shares and to change the Company’s name. Management of the Company is of the view that a consolidation of the Company’s share capital will increase the equity capital financing opportunities available to the Company. In addition, a higher share price will satisfy one of the quantitative criteria for listing on the NYSE MKT Exchange, and it is management’s intention to seek such a listing.

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass, with or without amendments, the following special resolution:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Company’s authorized share capital be altered by consolidating all its common shares without par value of which 996,801,669 shares are issued and outstanding, to 99,680,166 shares issued and

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

outstanding, every ten (10) of such shares without par value being consolidated into one (1) share without par value;

2.	any fractional shares of the Company arising from the consolidation be rounded down to the nearest whole share of the Company;

3.	the name of the Company be changed from “Yukon-Nevada Gold Corp.” to “Veris Gold Corp.”;

4.	the Notice of Articles of the Company be altered to reflect the change of name of the Company, so that it shall be in the form as filed with the British Columbia Registrar of Companies.

5.

the directors of the Company, in their sole and complete discretion, may act upon these resolutions to effect the consolidation and name change or if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon these resolutions notwithstanding shareholder approval of the consolidation and name change; and

6.

any one director or senior officer of the Company is authorized and directed on behalf of the Company to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things as may be necessary or desirable to give effect to these resolutions.

In accordance with the Company’s Articles, in order to pass the special resolutions, at least two-thirds of the votes cast at the Meeting must be voted in favour of the resolution.

If shareholders pass the resolution, the consolidation and name change will take effect on a date to be coordinated with the Toronto Stock Exchange and announced in advance by the Company.

Other than as set out above, it is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as set forth herein, there are no material transactions in which “informed persons” have an interest.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com or the Company’s website at www.yukon-nevadagold.com.

BOARD APPROVAL

The contents of this Information Circular and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the Company’s directors pursuant to resolutions passed as of August 28, 2012.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
YUKON-NEVADA GOLD CORP.

“Shaun Heinrichs”
Shaun Heinrichs, Co-Chief Executive Officer

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY.